SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated November 26, 2003

                           Commission File No. 1-14734

                                  Groupe Danone
                                  -------------
                              (Name of Registrant)

                  17, boulevard Haussmann, 75009 Paris, France
                  --------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                           Form 20-F X    Form 40-F
                                    ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes        No X
                                    ---       ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes        No X
                                    ---       ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes        No X
                                    ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURE: Groupe Danone is furnishing under cover of Form 6-K its Report of Statutory Auditors, the Half Year Management Report, and Interim Condensed Consolidated Financial Statements for the Six Month Period ended June 30, 2003.

PricewaterhouseCoopers Audit                              Mazars & Guerard
                                                          Le Vinci
32, rue Guersant                                          4, Allee de l'Arche
75017 Paris                                               92075 Paris la Defense




REVIEW REPORT OF STATUTORY AUDITORS
ON INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD
ENDED JUNE 30, 2003
(UNAUDITED)

(free translation of the original French text for information purpose only)

To the Shareholders of Groupe Danone
7, rue de Teheran
75008 Paris



Ladies and Gentlemen,



As statutory auditors of your company, we have reviewed the accompanying interim condensed consolidated financial statements of Groupe Danone and consolidated subsidiaries (together the "Group") as of June 30, 2003 and for the six-month period then ended, presented in Euros.

These interim condensed consolidated financial statements are the responsibility of the Group's Board of Directors. Our responsibility is to report on these interim condensed consolidated financial statements based on our review.

We conducted our review in accordance with generally accepted auditing standards in France. Those standards require us to perform limited procedures, substantially less in scope than an audit, to obtain reasonable assurance about whether the interim condensed consolidated financial statements are free of material misstatement. A review does not include all procedures that should have been performed for an audit, but consists principally of applying analytical procedures and obtaining sufficient information from the Group's management and any other competent person.

Based on our review, we are not aware of any material modification that should be made to the interim condensed consolidated financial statements prepared in accordance with accounting principles generally accepted in France, for them to present fairly, in all material respects, the Group 's financial position of as of June 30, 2003 and the results of its operations for the six-month period then ended.

We have also reviewed the interim management's report of the Board of Directors relating to the interim condensed consolidated financial statements and we have no comments as to the fair presentation of the information given in it.

October 15, 2003


                             The statutory Auditors

  PricewaterhouseCoopers Audit                              Mazars & Guerard



  Eric Bulle           Pierre Coll           Yves Robin           Loic Wallaert

             GROUPE DANONE'S HALF YEAR MANAGEMENT REPORT - JUNE 2003



Groupe Danone has achieved a dynamic organic sales growth and a significant increase in its profitability. This performance demonstrates the efficiency of Groupe Danone's growth model, based on strong leader positions in its three core businesses, on a geographical balanced presence in the steadily growing European market and in dynamic emerging markets, and on powerful brands benefiting from significant advertising support and acknowledged innovation capacity.


1.   Net Sales

     For the six months ended June 30, 2003, Groupe Danone's consolidated net sales amounted to EUR 6,622 million, showing a 7.4% decrease compared to the six months ended June 30, 2002. This 7.4% decrease included an increase of 7.2% due to organic growth, more than offset by a 6.4% decrease from the effect of changes in the scope of consolidation, and a 8.2% negative foreign currency translation impact.

     Changes in the scope of consolidation mainly come from the deconsolidation in 2002 of Galbani and of domestic retail water activities in the United States. Foreign currency translation impact is linked to the decrease in US dollar and its pegged currencies, and in some Latin American currencies versus euro.

     The organic growth in sales was mainly due to a positive volume effect (+ 4.1%) and a positive value effect (+ 3.1%).


2.   Business Lines

     Fresh Dairy Products again reported strong sales growth, with a 9.8% rise in sales.
     The significant 8.8% increase in sales from Beverages was achieved despite the effects of SARS in Asia, and particularly in China.
     Sales from Biscuits increased 1.1%.
     Sales from Other Food businesses remained stable with +0.2%.


3.   Geographical Areas

     On a comparable basis, Europe reported a 5.7% growth in sales, while sales in Asia were +9.7% and the Rest of the World grew 10.4%.


4.   Operating Income

     Groupe Danone's operating income was EUR 787 million.

     Groupe Danone's operating margin was up 75 basis points, from 11.1% in the first half of 2002 to 11.9% in the first half of 2003.

     The operating margin for the first half of 2003 included a +46 basis points net favorable effect of the changes in the scope of consolidation with a positive effect related to divestures (mainly deconsolidation of Galbani and domestic retail water activities in the United States), partly offset by the loss of the royalties received last year from Scottish & Newcastle.


5.   Net Income

     For the six months ended June 30, 2003, net income (excluding exceptional non-recurring items) was EUR 403 million, stable compared to the EUR 402 million of the first half of 2002. As a reminder of the first half of 2002, Groupe Danone had a net loss of EUR 630 million due to EUR 1,032 million in exceptional, non-recurring items (net of tax) (resulting from the disposal of 51% of the domestic retail water activities in the United States and of exceptional goodwill impairment charges).

     The fully diluted earnings per share (excluding exceptional non-recurring items) increased 4.8% (EUR 3.08 compared to EUR 2.94 for the first half of 2002).


6.   Financing - Balance sheet

     Free cash flow grew 12% in the first half of 2003 compared to the first half of 2002.
     Capital expenditures amounted to EUR 241 million in the first half of 2003, representing 3.6% of net sales for the period.

     During the first half of 2003, the Group invested EUR 294 million in share buybacks.

     Net financial debt increased from EUR 2,269 million at December 31, 2002 to EUR 3,163 million at June 30, 2003.


7.   Groupe Danone's parent Company financial information

     Net income was EUR 157 million for the first half of 2003 compared to EUR 187 million for the first half of 2002.


8.   Future Prospects

     The performance for the first half of 2003 was in line with internal objectives, and allowed Groupe Danone to confirm its 2003 financial targets. Like-for-like sales are expected to increase by 5 to 7%, operating margin is expected to increase by 20 to 40 basis points, and the fully diluted earnings per share (excluding exceptional non-recurring items) are expected to increase by some 5%.

                                  DANONE GROUP

               INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003








Consolidated statements of income for the six month period.................... 7
Consolidated balance sheets at June 30........................................ 8
Consolidated cash flow statements for the six month period.................... 9
Notes to the condensed interim financial statements...........................10

                                  DANONE GROUP

                        CONSOLIDATED STATEMENTS OF INCOME



                                                        -----------------------------------------
                                                                         Euros
                                                                         -----
                                                                       (millions)
                                                                       ----------
                                                        -----------------------------------------

                                                        JUNE 30, 03    JUNE 30, 02     DEC 31, 02
                                                        -----------    -----------     ----------

Net sales.............................................        6,622          7,152         13,555
Cost of goods sold....................................       (3,036)        (3,443)        (6,442)
Selling expenses......................................       (2,131)        (2,217)        (4,170)
General and administrative expenses...................         (468)          (516)          (964)
Research and development expenses.....................          (66)           (71)          (133)
Other expense and income..............................         (134)          (109)          (256)
                                                         -----------    -----------    -----------

Operating income......................................          787            796          1,590
                                                         -----------    -----------    -----------
Non-recurring items...................................          (29)        (1,039)           458
Interest expense, net.................................          (41)           (66)          (110)
                                                         -----------    -----------    -----------

Income before provision for income taxes and
minority interests....................................          717           (309)         1,938

Provision for income taxes............................         (243)          (240)          (490)
                                                         -----------    -----------    -----------

Income before minority interests                                474           (549)         1,448

Minority interests ...................................          (93)          (103)          (182)
Equity in net earnings of affiliated companies........           22             22             17
                                                         -----------    -----------    -----------

Net income............................................          403           (630)         1,283
                                                         -----------    -----------    -----------


                             PER SHARE INFORMATION

   Diluted earnings per share                                                     *              *
    (in euros)........................................         3.08          (4.50)          9.43

*  excluding non-recurring items......................         3.08           2.94           6.11

   Number of shares used in calculating earnings per
   share..............................................  132,742,616    138,708,733    137,241,129

                                  DANONE GROUP

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                        -----------------------------------------
                                                                         Euros
                                                                         -----
                                                                       (millions)
                                                                       ----------
                                                        -----------------------------------------

                                                        JUNE 30, 03    JUNE 30, 02     DEC 31, 02
                                                        -----------    -----------     ----------

Property, plant and equipment.........................       6,880           7,179          6,895
Less : accumulated depreciation.......................      (3,991)         (3,909)        (3,903)
                                                         -----------    -----------    -----------
                                                             2,889           3,270          2,992
                                                         -----------    -----------    -----------
Brand names...........................................       1,243           1,260          1,259
Other intangible assets (net).........................         246              89            234
Goodwills.............................................       3,158           3,499          3,140
                                                         -----------    -----------    -----------
                                                             4,647           4,848          4,633
                                                         -----------    -----------    -----------
Long-term loans.......................................         417             399            388
Long-term investments.................................       1,133             397            634
Equity in affiliated companies........................         663             583            660
Other.................................................         315             868            284
                                                         -----------    -----------    -----------
                                                             2,528           2,247          1,966
                                                         -----------    -----------    -----------
Non-current assets....................................      10,064          10,365          9,591
                                                         -----------    -----------    -----------
Inventories...........................................         619             667            592
Trade accounts and notes receivable...................         962           1,165            947
Other accounts receivable and prepaid expenses........         925             914            863
Short-term loans......................................          88             175            128
Marketable securities.................................       2,514             398          2,801
Cash and cash equivalents.............................         478             643            568
                                                         -----------    -----------    -----------
Current assets........................................       5,586           3,962          5,899
                                                         -----------    -----------    -----------
Total assets..........................................      15,650          14,327         15,490
                                                         -----------    -----------    -----------


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Capital stock (par value 1 Euro per share)............          138            141            137
Capital surplus.......................................          681          1,194            649
Retained earnings.....................................        6,681          4,655          6,568
Translation adjustments...............................       (1,680)        (1,239)        (1,441)
Treasury stock........................................       (1,120)          (909)          (826)
                                                         -----------    -----------    -----------
Stockholders' equity..................................        4,700          3,842          5,087
                                                         -----------    -----------    -----------
Minority interests....................................          665            680            729
Convertible bonds.....................................          625          1,000          1,000
Long-term debt........................................        3,771          3,144          3,092
Retirement indemnities, pensions and post-retirement
 healthcare benefits..................................          280            268            272
Provisions and long-term liabilities..................          400            504            492
                                                         -----------    -----------    -----------
Stockholders' equity and non-current liabilities......       10,441          9,438         10,672
                                                         -----------    -----------    -----------
Trade accounts and notes payable......................        1,597          1,524          1,516
Accrued expenses and other liabilities................        1,853          1,988          1,756
Short-term debt and bank overdrafts...................        1,759          1,377          1,546
                                                         -----------    -----------    -----------
Current liabilities...................................        5,209          4,889          4,818
                                                         -----------    -----------    -----------
Total liabilities and stockholders' equity............       15,650         14,327         15,490
                                                         -----------    -----------    -----------

                                  DANONE GROUP

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                        -----------------------------------------
                                                                         Euros
                                                                         -----
                                                                       (millions)
                                                                       ----------
                                                        -----------------------------------------

                                                        JUNE 30, 03    JUNE 30, 02     DEC 31, 02
                                                        -----------    -----------     ----------

Net income..............................................       403           (630)          1,283
Minority interests in net income of consolidated
subsidiaries............................................        93            104             182
Equity in net earnings of affiliated companies..........       (22)           (22)            (17)
Depreciation and amortization...........................       314            362             721
Other...................................................      (100)           877            (591)
                                                         -----------    -----------    -----------

Cash flows from operations..............................       688            691           1,578
Net variation in inventories............................       (44)           (28)             11
Net variation in trade accounts and other accounts
receivable..............................................      (118)          (391)           (109)
Net variation in trade accounts and other accounts
payable.................................................       222            391             148
Other variations........................................        20             16              13
                                                         -----------    -----------    -----------
Net change in current assets and liabilities............        80            (12)             63
                                                         -----------    -----------    -----------
Cash flows from operating activities....................       768            679           1,641
                                                         -----------    -----------    -----------
Capital expenditures....................................      (241)          (253)           (603)
Investment in subsidiaries and affiliated companies.....      (799)          (341)           (495)
Proceeds from the sale of businesses and other
investments.............................................        99          1,106           3,410
                                                         -----------    -----------    -----------

Cash flows from investing activities....................      (941)           512           2,312
                                                         -----------    -----------    -----------
Increase in capital and capital surplus.................        32             44              47
Purchases of treasury stock.............................      (294)          (306)           (786)
Dividends...............................................      (418)          (390)           (404)
Increase in long-term debt..............................       835           (383)           (467)
Increase in long-term loans and other assets............       (83)          (191)           (232)
Net change in short-term debt...........................      (234)            10             245
Net change in marketable securities.....................       284            (12)         (2,418)
Miscellaneous...........................................       (12)              -               -
                                                         -----------    -----------    -----------

Cash flows from financing activities....................       110         (1,228)         (4,015)
                                                         -----------    -----------    -----------

Effect of exchange rate changes on cash and cash
equivalents.............................................       (27)           (33)            (83)
                                                         -----------    -----------    -----------

Increase in cash and cash equivalents...................       (90)           (70)           (145)
                                                         -----------    -----------    -----------

Cash and cash equivalents at beginning of year..........       568            713             713

Cash and cash equivalents at year end / or end of
June....................................................       478            643             568

          Notes to the unaudited interim condensed financial statements



1.   Accounting principles

     The interim financial statements have been prepared in accordance with the accounting principles described in the 2002 annual report and in conformity with the regulations CRC 99-02 relating to consolidated financial statements and CRC 99-01 relating to interim financial statements.


2.   Scope of consolidation

     The disposal in 2002 of the Group's beer activities to Scottish & Newcastle and of the domestic retail water business in the United States through agreements with the Coca-Cola Company, together with the disposal of Galbani as of May 1, 2002 have an impact on the comparability of earnings as of June 30, 2003 and 2002.

     Since December 31, 2002 the following changes occurred in companies included in the scope of consolidation:

        o Consolidation as of January 1, 2003 of Mashreq (Biscuits in
          Egypt).

        o Consolidation by equity method as of January 1, 2003 of companies in the Beverages Division : Kirin (Japan), Magyar Viz (Hungary), Naturfruit (France) and Sotherma (Morocco).



3.   Non-recurring items

     Non-recurring items for the first half of 2003 comprise only restructuring costs for an amount of EUR 29 million, mainly in the Biscuits Division.

     Non-recurring items for the first half of 2002 included one time negative items of EUR 1,032 million after tax effect, including, for an amount of EUR 325 million the impact of the 51% disposal of the domestic retail water activities in the United States of America according to the agreement concluded with The Coca-Cola Company and effective July 1, 2002, the remaining part being largely made of exceptional goodwill impairment charges on Group activities in emerging markets, mainly in Latin America. Restructuring costs for an amount of EUR 9 million in the Biscuit division were also included as non-recurring items.


4.   Investments in subsidiaries and affiliated companies

     During the first half of 2003, investments in subsidiaries and affiliated companies mainly relate to:

        o Acquisition of Sparkling Springs (HOD activities in Canada, USA, the Netherlands and the United Kingdom)

        o Additional interests in Yakult (Dairy Products in Japan), of which the Group holds now up to 20%.



5.   Long-term investments in non consolidated companies

     As of June 30, 2003, long term investments include:

        o Interest in Chateaud'Eau International and Sparkling Springs Europe (Netherlands and United Kingdom) which will be brought in the second half of 2003 to the joint venture between the Group and Eden Springs.

        o Minority interest in various companies (notably Yakult and Wimm Bill
          Dann).

6.   Goodwill amortization

     Goodwill amortization amounts to EUR 49 million (EUR 71 million at June 30, 2002), which is recorded as EUR 43 million under the caption "other expense and income" (EUR 64 million at June 30, 2002) and EUR 6 million under the caption "equity in net earnings of affiliated companies" (EUR 7 million at June 30, 2002).


7.   Stockholders' equity


                                  Issued      Excluding    Capital   Surplus   Retained    Translation    Treasury     Stockholders'
                                              treasury      stock              earnings    adjustments     stock          equity
                                                stock                                                                   attributable
                                                                                                                      to the Group

                                           Number of shares                                   in millions of euros
                                           ----------------                                   --------------------

Balance at
December 31, 2002..........    137,335,122   129,291,833      137      649       6,568       (1,441)       (826)          5,087
Capital stock issues.......        332,861       332,861        1       32                                                   33
Net income for six month                                                           403                                      403
2003.......................
Dividends paid.............                                                       (294)                                    (294)
Translation adjustments....                                                          4         (239)                       (235)
Change in treasury stock...                   (2,492,708)                                                  (294)           (294)
                               -----------   -----------      ---      ---       -----       ------      ------           -----
Balance at
June 30, 2003..............    137,667,983   127,131,986      138      681       6,681       (1,680)     (1,120)          4,700
                               ===========   ===========      ===      ===       =====       ======      ======           =====


     Negative translation adjustments relating to the "Euro area" currencies amount to EUR 223 million at June 30, 2003.

     The change in the translation adjustments during the first semester come from the negative evolution of the US dollar and currencies pegged against the US dollar, as well as from the decrease in currencies in Latin America.

     Treasury stock held by the Group as at June 30, 2003 amount to 10,535,997 shares representing 7.7% of issued capital.


8.   Securitization

     Since 2001, a securitization program is in place within the majority of the operational companies of the Group. At June 30, 2003 trade receivables sold amounted to EUR 754 million net of a EUR 90 million warranty deposit. Expenses related to this securitization program are accounted for as financial expenses.



9.   Subsequent events

        o As of September 1, 2003, the Group transferred its shares in Chateaud'Eau International, Nature Springs Water Company Ltd and Nature Springs Europe BV to the Dutch company "The DANONE Springs of Eden BV". Groupe DANONE holds a 53.2 % stake in this joint venture.


        o At the beginning of September 2003, Groupe DANONE and Suntory
          Limited signed an agreement to create a joint venture, which will include all of the activities of Suntory Water Group and the Home and Office Delivery bottled activities of Danone Waters North of America. Each of Groupe DANONE and Suntory Limited will have an equal holding in the new entity.

10.  Contingencies:

        o Commitments relating to investments in subsidiaries:

          The Group has entered into agreements to purchase interests held by third party stockholders in certain consolidated subsidiaries, should these stockholders wish to sell their interests. In any event the potential cost of purchasing these shares will be dependent upon the rate of return and the financial situation of the subsidiary in question. At June 30, these financial commitments do not exceed EUR 2 billion and no material investment under these agreements is currently planned.


          Groupe Danone has also granted a put and holds a call over the 46.8 % interest it does not hold in the new company DANONE Springs of Eden BV. Those options are based on the economic performances and the earnings of the company and can be exercised without condition in September 2008 and possibly before this date, under certain conditions.

        o Disposal of the beer activities

          Under its agreement with Scottish & Newcastle, the Group may be exposed to certain liabilities relating to the European Commission's investigation concerning alleged anti-competitive practices in France and Belgium in contravention of Article 81 of the Treaty of Rome. At this stage, it is impossible to predict the outcome of these inquiries, the date when they will be concluded, or their eventual effect on the Group, notably in respect of guarantees the Group has granted.

11.  Segment information :

(In millions of euros)                     Dairy       Beverages     Biscuits      Other food       Containers   Total Divisions
----------------------                     ------      ---------     --------      -----------      ----------   ---------------
                                          Products                                  businesses
                                          --------                                  ----------

                                                          JUNE 30, 2002
                                                          -------------

Gross sales.........................        3,638         2,316         1,724           189                             7,867
Sales within the divisions..........         (274)         (277)         (146)           (7)                             (704)
Net division sales..................        3,364         2,039         1,578           182                 -           7,163
Sales within the Group..............          (11)             -             -             -                -             (11)
Net sales outside the Group.........        3,353         2,039         1,578           182                 -           7,152
Operating income....................          413           238           129            30                 -             810
Equity on the earnings of affiliated
companies...........................            7            32             6              -             (23)              22
Capital expenditures................           76           120            33             2                 -             231
Depreciation expense................          123           144            82             6                 -             355
Cash flows from operations..........          371           301           126            26                 -             824
Total assets........................        3,466         4,651         4,021           375               41           12,554

                                                   Total Divisions               Unallocated items                Total Group
                                                   ---------------               -----------------                -----------
Operating income....................                        810                         (14)                              796
Equity on the earnings of affiliated
companies...........................                         22                           -                               22
Capital expenditures................                        231                          22                               253
Depreciation expense................                        355                           7                               362
Cash flows from operations..........                        824                        (133)                              691
Total assets........................                     12,554                       1,773                            14,327



(In millions of euros)                     Dairy       Beverages     Biscuits      Other food         Containers   Total Divisions
----------------------                     ------      ---------     --------      -----------        ----------   ---------------
                                          Products                                  businesses
                                          --------                                  ----------

                                                          JUNE 30, 2003
                                                          -------------

Gross sales.........................        3,365         2,021         1,681           163                             7,230
Sales within the divisions..........        (253)         (156)         (184)           (5)                             (598)
Net division sales..................        3,112         1,865         1,497           158                             6,632
Sales within the Group..............         (10)             -             -             -                              (10)
Net sales outside the Group.........        3,102         1,865         1,497           158                             6,622
Operating income....................          424           270           124            26                -              844
Equity on the earnings of affiliated
companies...........................            6             9             7                              -               22
Capital expenditures................           66           107            59             2                -              234
Depreciation expense................          110           117            73             6                -              306
Cash flows from operations..........          372           295            98            24                               789
Total assets........................        3,767         3,745         3,799           345                -           11,656

                                                  Total Divisions               Unallocated items                Total Group
                                                  ---------------               -----------------                -----------
Operating income....................                        844                        (57)                               787
Equity on the earnings of affiliated
companies...........................                         22                           -                                22
Capital expenditures................                        234                           7                               241
Depreciation expense................                        306                           8                               314
Cash flows from operations..........                        789                       (101)                               688
Total assets........................                     11,656                       3,994                            15,650

12.  Geographical area information


(In millions of euros)                Europe      Asia      Rest of the     Total      Europe       Asia     Rest of the    Total
----------------------                ------      ----      -----------     -----      ------       ----     -----------    -----
                                                           World                                            World
                                                           -----                                            -----

                                                 JUNE 30, 2002                                     JUNE 30, 2003
                                                 -------------                                     -------------


Total sales outside the
Group.........................         4,555       1,127       1,470        7,152       4,431      1,019       1,172        6,622
Operating income..............           582         149          79          810         609        139          96          844
Equity on the earnings of
affiliated companies..........             8           1          13           22          15          2           5           22
Capital expenditures..........           108          71          52          231         118         71          45          234
Cash flows from operations....           572         154          98          824         537        141         111          789

Total assets..................         8,292       1,791       2,471       12,554       8,037      1,602       2,017       11,656



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


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         GROUPE DANONE


         Date: November 26, 2003         By:    /s/ EMMANUEL FABER
                                                ------------------
                                         Name:  Emmanuel Faber
                                         Title: Senior Executive Vice-President,
                                         Chief Financial Officer


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